FOR INMMEDIATE RELEASE

For further information contact:

Investor Relations

Voice : (56 2) 520-1390

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Sitio Web : www.madeco.cl

MADECO S.A.

ANNOUNCES FIRST QUARTER 2004

CONSOLIDATED RESULTS

(Santiago, Chile, May 3rd, 2004) Madeco S.A. ("Madeco") (NYSE: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended March 31st, 2004. All figures are expressed in Chilean pesos as of March 31st, 2004 (the year-over-year CPI variation totaled 0%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$616.41).

QUARTER HIGHLIGHTS

  Net Income for the quarter totaled Ch$1,692 million.

  1Q04 revenues increased 19% vs. 1Q03 due mainly to a 28% increase of revenues from the wire and cable business unit.

  Sales volumes increased 10% in 1Q04 vs. 1Q03, mainly as a result of a 16% increase in sales volumes of the wire and cable business unit.

  174% increase of operating income and 63% increase of EBITDA in 1Q04 when compared to 1Q03.

  EBITDA margin increased from 9% en 1Q03 to 12% in 1Q04.

  Copper price increased 37% in Ch$ and 32% in US$ during 1Q04.

  Effective January 1st, 2004, the Company decided to modify the methodology used to estimate the restated cost of its main raw material, by means of using the variation of the CPI and not the last purchase price. The effect of this change resulted in a lower net income of Ch$4,813 million for 1Q04, mainly due to a lower price level restatement.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (EXHIBIT 1)

Revenues for the quarter resulted in a 19% increase when compared to the same period of the previous year, representing higher revenues for Ch$11,886 million. This sales growth reflects principally higher sales in the wire and cables and brass mills business units for Ch$8,235 million and Ch$4,210 million respectively, due mainly to the 65% increase in the quarterly US$ average price of copper and a 16% increase of sales volumes of metallic cables between both periods.

Gross income increased 49%, or Ch$3,832 million, in 1Q04 with regard to the same period of the previous year, explained mainly by increases of Ch$2,377 million and Ch$802 million of gross income of the wire and cables and brass mills business units respectively.

Operating income reached Ch$5,917 million in 1Q04, representing a growth of Ch$3,754 million, or 174%, when compared to the same period of the previous year. Operating margin over revenues in the quarter was 8.0%, which compares positively with the 3.5% posted in 1Q03. SG&A expenses were stable between both periods showing a slight increase of 1% between 1Q04 and 1Q03.

Non-operating losses for 1Q04 decreased Ch$4,176 million, from losses of Ch$6,949 million in 1Q03 to Ch$2,773 million in the current quarter. The variation of non-operating losses is explained mainly by:

  Lower exchange difference losses for Ch$2,878 million mainly as a result of the efforts carried out by the Company in order to minimize the risk and fluctuations of the exchange rate in each country where the Company operates.

  Reduction of Ch$1,449 million in financial expenses, due mainly to a lower level of indebtedness and average interest rate as a result of the process of financial restructuring carried out by the Company in 2003.

Net income before taxes was Ch$3,143 million, an increase of Ch$7,930 million when compared to the first quarter of 2003, which was partially compensated by:

  Increase of Ch$940 million in income taxes recognized in the period, due mainly to non-cash provisions for income taxes and tax credits.

  Increase of Ch$235 million in Minority Interest, reflecting mainly the losses generated by Optel Ltda. in the first quarter of 2003.

Net Income for the quarter was a profit of Ch$1,692 million, an increase of Ch$6,753 million from 1Q03. This positive change was due mainly to lower losses of Ch$4,176 million at the non-operating level and an increase of Ch$3,754 million in the operating result.

BUSINESS UNIT ANALYSIS (EXHIBITS 2 & 3)

The following discussion of the Company's four business units focuses on year-over-year performance for the first quarter period. Results by business units are included as exhibits in this report.

Wire & Cable

Revenues increased Ch$8,235 million, or 28% in connection with the previous period, due mainly to the increase of 118% in the sales volumes of Peru, reflecting principally higher sales of copper rod to third parties, and the 65% increase of the quarterly average US$ price of copper between both periods. COGS increased Ch$5,858 million, or 22%, reflecting the aforementioned increase in sales volumes and the higher copper price. SG&A expenses increased Ch$252 million, or 9%, basically due to Brazil. Operating income for the quarter reached Ch$1,778 million, an increase of Ch$2,126 million, when compared to the Ch$348 million loss posted in same period of the previous year.

Brass Mills

Revenues increased Ch$4,210 million, a 28% growth from the same period of the previous year, explained mainly by a 36% increase of the revenues in Chile due to a 7% growth in the sales volumes and the increase in the average price of products sold between both periods, the latter as a result mainly of the increase in the costs of raw materials. Additionally, sales volumes in Argentina increased 95%, reaching 727 tons in the quarter what represents an increase of 105% from last year's figures, which was attainable mainly due to the opening of the Barracas plant in September of 2003 that is operating at production levels of approximately 100 tons/month. This was partially compensated by lower volumes in the coin blanks business due to the excess of installed capacity and contraction in the demand that affects to the industry worldwide. COGS increased Ch$3,408 million, or 27% reflecting mainly a higher price of copper and sales volumes of pipes between both periods. SG&A expenses decreased Ch$130 million, or 11%, mainly as a result of expense control efforts carried out across the Company. Consequently, operating income of the business unit increased Ch$932 million, or 83%, between both quarters.

Flexible Packaging

Quarterly revenues posted a slight decrease of Ch$99 million, or 1% with respect to the same period of the previous year as a consequence of lower average prices that reflect lower raw material costs due to the appreciation of the Chilean peso against the US$ dollar between both periods, partially compensated by an increase of 6% in sales volumes. COGS decreased Ch$440 million, or 5%, reflecting productivity improvements and the impact of the appreciation of the Chilean peso against the US$ on raw material costs between both periods. SG&A expenses increased Ch$41 million, or 5%, as a consequence mainly of higher expenses related to the commercial activity. Quarterly operating income for the business unit reached Ch$824 million, what represents a significant improvement of 57% when compared to the same quarter of the previous year.

Aluminum Profiles

Revenues in 1Q04 decreased Ch$460 million, or 6% with regard to the same period of 2003, reflecting lower average prices partially compensated by an increase of 7% in the sales volumes between both periods. COGS decreased 14% mainly due to lower raw material costs. SG&A posted a reduction of Ch$87 million, or 10% in the quarter as a result of lower administrative costs. Quarterly operating income of the unit increased in Ch$397 million, or 46% from the same period of the previous year.

BALANCE SHEET ANALYSIS (EXHIBIT 4)

The following discussion is based on the Company's Balance figures as of March 31st, 2004 and 2003, which are included as exhibits in this report.

Total assets of the company as of March 31st, 2003 totaled Ch$365,629 million, what represents a decrease of Ch$36,340 million from 1Q03.

Main changes in assets between both periods are related to:

  Increase of Ch$18,219 million in Cash and Time Deposits, explained mainly by the proceeds obtained from the capital increase process carried out by the Company in 2003.

  Decrease of Ch$11,946 million in Other Current Assets, due to a reduction of Ch$5,557 million in securities purchased under agreement to sell and a decrease of Ch$4,721 in fixed assets for the sale that were classified in the long term.

  Decrease of Ch$36,601 million in fixed assets, explained mainly by a lower exchange rate between both periods, that affects the translation to Chilean pesos of fixed assets and the depreciation charge from foreign subsidiaries.

  Decrease of for Ch$8,167 million in Goodwill due mainly to the amortizations of 2003, the decrease of exchange rate that affects the translation to Chilean pesos of this account in relation to foreign subsidiaries and the effect Optel Ltda. that explains Ch$1,451 million of the total variation as a result of the provision of its goodwill carried out at the closing of fiscal 2003.

The main changes in liabilities between both periods refer to:

  Reduction of Ch$32,900 million in bank debt as a result mainly of payments carried out during 2003 and the impact of the variation of exchange rate on US$ dollar-indexed bank debt.

  Decrease of Ch$3,786 million in Obligations with Public (bonds) due to payments carried out during 2003.

Equity posted a slight increase of 2%, equivalent to Ch$2,709 million, as a result of the combined effect of the capital increase process carried out in 2003 that implied an increase of Ch$38,949 million, the negative change of Ch$26,346 million in the account Other Reserves due to the appreciation of the Chilean peso between both periods and its impact on equity according to the application of Technical Bulletin No64 in connection with investments abroad and net losses posted by the Company in the last twelve months that amounted to Ch$9,894 million.

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.